UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Cardiogenesis Corporation

Full Name of Registrant

Former Name if Applicable

26632 Towne Centre Drive, Suite 320

Address of Principal Executive Office (Street and Number)
Foothill Ranch, California 92610

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Cardiogenesis Corporation (the “Company”) is unable to file timely its annual report on Form 10-K for the fiscal year ended December 31, 2005 (“fiscal 2005”) because the Company has not completed the preparation of its financial statements for fiscal 2005 pending resolution of issues raised in a comment letter from the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”).

By letter dated June 14, 2005 and subsequent correspondence between the Company and the Commission, the Commission has inquired as to the Company’s accounting policies relating to revenue recognition for its loaned laser program for fiscal 2004 and 2005 and, in particular, whether lease accounting should apply to such program. The Company believes that its current accounting policy for the laser program is appropriate and is defending its accounting with the Commission. There can be no assurance, however, that the Commission will agree with the Company’s views.

As a result of the foregoing, the Company has concluded that the completion of the fiscal 2005 financial statements and the filing of its annual report on Form 10-K for fiscal 2005 should await the conclusion of the Company’s discussions with the Commission regarding accounting matters.

The Company is unable to predict the timing of the resolution of any outstanding issues arising out of the Commission’s comment letter. To the extent the Company is unable to resolve any outstanding issues with the Commission relating to the issues raised in the comment letter, the Company may not able to file its annual report on Form 10-K by April 17, 2006. The Company intends to file the report at the earliest practicable date.

To the extent that the Company is unable to file its annual report on Form 10-K by April 17, 2006, the Company may be deemed to not be in compliance with the requirements for continued listing on the OTC Bulletin Board (the “OTCBB”). The Company cannot predict what action, if any, the OTCBB may take regarding any failure by the Company to file its required reports on a timely basis.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Christine Ocampo	(714)	649-5066
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Cardiogenesis Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ Michael Quinn

Michael Quinn
President and Chief Executive Officer

Date	March 31, 2006	By	/s/ Christine Ocampo

Christine Ocampo
Chief Financial Officer